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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
[redacted] 8-67476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DUXBURY FINANCIAL LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 DEPOT STREET
(No. and Street)

DUXBURY (City) MA (State) 02332 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY P. DAY (781) 934-8564
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.
(Name - *if individual, state last, first, middle name*)

7700 OLD GEORGETOWN ROAD, #400 (Address) BETHESDA (City) MD (State) 20814-6220 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gregory P. Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Duxbury Financial LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duxbury Financial LLC

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Member and Oversight Board
Duxbury Financial LLC

We have audited the accompanying statement of financial condition of Duxbury Financial LLC (the Company) as of December 31, 2008, and the related statements of income (loss), changes in member's equity (deficit), and cash flows for the period April 1, 2008 through December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above fairly, in all material respects, the financial position of Duxbury Financial LLC, as of December 31, 2008, and the results of its operations, changes in member's equity (deficit) and its cash flows for the for the period April 1, 2008 through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
March 1, 2009

Duxbury Financial LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS		
Cash and cash equivalents	$	904,295
Fee revenue receivable		956,181
Other assets		2,429
TOTAL ASSETS	$	1,862,905

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

LIABILITIES		
Accounts payable and accrued expenses	$	72,905
Accrued payroll		130,680
Due to affiliate		43,468
TOTAL LIABILITIES		247,053
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY (DEFICIT)		1,615,852
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$	1,862,905

See notes to financial statements

Duxbury Financial LLC

STATEMENT OF INCOME (LOSS)

For the period April 1, 2008 through December 31, 2008

Revenue	
Fee revenue	$ 1,426,447
Interest income	61,182
Total revenue	1,487,629
Expenses	
Employee compensation and benefits	588,913
Administrative and accounting fees	368,408
Other fees and expenses	20,375
Total expenses	977,696
NET INCOME	$ 509,933

See notes to financial statements

Duxbury Financial LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

For the period April 1, 2008 through December 31, 2008

Balance, April 1, 2008	$	(797,878)
Capital contributions		1,903,797
Net income		509,933
Balance, December 31, 2008	$	1,615,852

See notes to financial statements

Duxbury Financial LLC

STATEMENT OF CASH FLOWS

For the period April 1, 2008 through December 31, 2008

Cash flows from operating activities	
Net income	$ 509,933
Adjustments to reconcile net income to net cash used in operating activities:	
Expenses paid on behalf of the Company by Parent, reimbursed through non-cash capital contributions	126,365
Changes in operating assets and liabilities	
Fee revenue receivable	(740,817)
Other assets	(2,021)
Accounts payable and accrued expenses	(22,622)
Accrued payroll	(979,320)
Net cash used in operating activities	(1,108,482)
Cash flows from financing activities	
Due to affiliate	43,468
Capital contributions	1,777,432
Net cash provided by financing activities	1,820,900
NET INCREASE IN CASH AND CASH EQUIVALENTS	712,418
Cash and cash equivalents, beginning of period	191,877
Cash and cash equivalents, end of period	$ 904,295

See notes to financial statements

Duxbury Financial LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Duxbury Financial LLC (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company, at present time, does not hold securities or carry margin accounts on behalf of customers. The Company's activities include structuring private placements for sale to qualified institutional investors and serving as consultant to issuers and asset managers on financing matters.

The Company is a wholly owned subsidiary of Financial Services Capital, LLC (the Parent or Member) which is wholly owned by Capital Ventures, LLC. Capital Ventures, LLC also wholly owns Development Capital, LLC which wholly owns Clark Realty Capital, LLC (Clark).

In 2008, the Company changed its year end from March 31 to December 31. The accompanying financial statements represent operations and changes in member's equity (deficit) of the Company for the period April 1, 2008 to December 31, 2008.

A summary of the Company's significant accounting policies follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, and short-term liquid investments with maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the period ended December 31, 2008.

Fee Revenue

The Company earns revenue from two sources: private placement financing transactions and realty asset management. The Company recognizes fee revenue from private placement financing transactions upon completion of the sale. Fee revenue from realty asset management is recognized when earned based on individual contracts.

Income Taxes

Income taxes have not been provided, as the member is individually liable for taxes, if any, on its share of the Company's net income or loss.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* - an interpretation of FASB Statement 109. In January 2009, the FASB deferred the effective date of FIN 48. FIN 48 also applies to pass-through entities, so that even normally tax-exempt entities such as partnerships need to consider the effect of income taxes in the financial statements. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its fiscal year 2009 annual financial statements. Management is currently assessing the impact of FIN 48 on the Company's financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

Clark provides the Company certain operational and administrative services for which the Company pays an administrative fee. The administrative fee is negotiated annually between the Company and Clark. The administrative fee for the period ended December 31, 2008 totaled $20,000, which was paid by the Parent on behalf of the Company and recorded as capital contribution by the Parent.

Fee revenue earned for realty asset management for the period ended December 31, 2008 totaled $1,179,175, of which $956,128 is receivable from Clark at December 31, 2008.

Expenses paid on the Company's behalf for the period ended December 31, 2008 amounted to $169,833, of which $126,365 are recorded as capital contributions made by the Parent and $43,468 are included in due to affiliate.

NOTE 3 - LEASE COMMITMENT

The Company is lessee of office space under an operating lease expiring December 31, 2008. The Company's rent expense totaled $10,800 for the period ended December 31, 2008. The lease is renewable in one year increments for $14,400 per year. Management has opted to renew the lease through December 31, 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2008, the Company had net capital of $580,732, which is $564,179 in excess of the required net capital of $16,553. As of December 31, 2008, the Company is in compliance with its net capital requirements.

Duxbury Financial LLC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15(c)(3)-1

December 31, 2008

NET CAPITAL	
Adjusted net worth (deficit)	$ 1,615,852
Non-allowable assets and other charges	
Fee revenue receivable	(956,128)
Other receivable	(53)
Other assets	(2,429)
Total non-allowable assets and other charges	(958,610)
Net Capital Before Securities Haircuts	657,242
Securities haircut ($850,109 x 9%)	(76,510)
NET CAPITAL	$ 580,732
AGGREGATE INDEBTEDNESS ("AI")	
Accounts payable and other liabilities	$ 247,053
Net Capital Requirement (Greater of .067 of AI or $5,000)	16,553
Excess Net Capital	$ 564,179
Ratio: AI to Net Capital	0.42505443 to 1
120% of Capital Requirement	$ 19,864
Excess / (Deficiency)	$ 560,868

Reconciliation of net capital (deficit) and aggregate indebtedness with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008)	Net Capital (Deficit)	Aggregate Indebtedness
As reported in Company's Part IIA (unaudited) FOCUS report	$ 580,732	$ 247,053

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member and Oversight Board
Duxbury Financial LLC

In planning and performing our audit of the financial statements of Duxbury Financial LLC (the Company), as of and for the period ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Birmingham ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Reznick Group

Because of the inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the Oversight Board, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
March 1, 2009

Reznick Group

STATEMENT OF CONDITION AND
INDEPENDENT AUDITORS' REPORT

DUXBURY FINANCIAL LLC

DECEMBER 31, 2008

Reznick Group

STATEMENT OF CONDITION AND
INDEPENDENT AUDITORS' REPORT

DUXBURY FINANCIAL LLC

DECEMBER 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934